SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                 Notification of Election Pursuant to Rule 18f-1
                    under the Investment Company Act of 1940

                     Fleming Capital Mutual Fund Group, Inc.

                            NOTIFICATION OF ELECTION

                  The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits a withdrawal of this Notification of Election.

                                   SIGNATURES
                                   ----------

                  Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this notification of election to be duly executed on its behalf in the City of New York in the State of New York on the 13th day of October, 1997.

                                       Signature:

                                       Fleming Capital Mutual Fund Group, Inc.

                                                By:    /s/ Jonathan K.L. Simon
                                                       -------------------------
                                                       Jonathan K.L. Simon
                                                       President


Attest: /s/ Clarissa Moore
       --------------------
         Clarissa Moore
         Secretary